VIA EDGAR
---------
                                                               September 4, 2009
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4631
Attn: Karl Hiller, Branch Chief

RE:      Cape Cod Aquaculture Corp, Form 8-K Item 4.01 filed on August 7, 2009
         File: 333-152563

Dear Mr. Hiller:

Please be informed that Cape Cod Aquaculture Corp, ("Registrant") has received and read your letter dated September 2, 2009, regarding the Registrant's Disclosures on Form 8-K as filed with the Securities and Exchange Commission ("Commission") on August 7, 2009.

This letter responds, in writing, to the comments and requests for information specified in that letter. The headings and provisions of this letter correspond and respond to the headings and order of the paragraphs in your letter.

Form 8-K filed August 7, 2009
-----------------------------

Item 4.01 - Changes in Registrant's Certifying Accountant
---------------------------------------------------------

1. Your form 10-K filed on June 9, 2009 includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_
         Moore.pdf

         As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

RESPONSE: Please note that Moore has not audited a year that the Registrant is required to include with its filings with the Commission. As noted in Form 8-K dated August 6, 2009, as filed on August 7, 2009, the Registrant has retained new auditors. The Form 8-K has been updated to indicate that the Seale & Beers, CPAs will conduct a full re-audit for Registrant's upcoming 10-K filing.

2. Please amend your Item 4.01 Form 8-K, filed August 7, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

RESPONSE: Please note that the 8-K has been revised to include this disclosure.

3. If you are unable to obtain an amended Exhibit 16 letter from Moore at the time you file your amended Form 8-K, please disclose this fact in the Form 8-K.

RESPONSE: Please note that the Registrant was unable to obtain a revised Exhibit 16 letter from Moore. We have disclosed this fact in the amended Form 8-K dated August 6, 2009, and removed the previous Exhibit 16 letter.

I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated September 2, 2009. If you should require any additional information or clarification, please do not hesitate to contact me at (617) 513-8876.

Your assistance in this matter is greatly appreciated.

Sincerely,



James Bright

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